

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 15, 2010

Mel G. Brekhus
Chief Executive Officer
Texas Industries, Inc.
1341 West Mockingbird Lane Suite 700W
Dallas, Texas 75247-6913

  **Re: Texas Industries, Inc.
    Registration Statement on Form S-4
    Filed October 29, 2010
    File No. 333-170217**

Dear Mr. Brekhus:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures, page II-27

1. Please revise the signature page to identify the Principal Accounting Officer of TXI Power Company.

Signatures, page II-28

2. We note that two individuals are designated as the Principal Financial Officer of TXI Riverside Inc. Please revise the signature page to clarify whether these officers are co-principal financial officers or otherwise clarify the signature page to indicate who has signed the registration statement on behalf of TXI Riverside Inc. in the capacity of its principal financial officer.

Item 22.Undertakings, page II-5

3. Please delete the undertakings set forth in paragraphs (c) and (d), as they do not appear to be applicable to your transaction.

4. Please tell us why you have not included the undertaking required by Item 512(a)(5)(ii) of Regulation S-K (i.e., the Rule 430C undertaking) or, alternatively, please add this undertaking to your undertakings disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Errol Sanderson at (202) 551-3746 or in his absence Dietrich King at (202) 551-3338

Sincerely,

Pamela A. Long
Assistant Director